                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
                                (AMENDMENT NO. 2)
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         BERKSHIRE REALTY COMPANY, INC.
                                (Name of Issuer)
                         ------------------------------

                               BRI ACQUISITION LLC
                         BERKSHIRE REALTY HOLDINGS, L.P.
                         BERKSHIRE REALTY COMPANY, INC.
                                DOUGLAS S. KRUPP
                                  GEORGE KRUPP
                              APTCO GEN-PAR, L.L.C.
                             APTCO HOLDINGS, L.L.C.
                    BLACKSTONE REAL ESTATE PARTNERS III L.P.
               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI


                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)
                         ------------------------------
                                   084710 10 2
                      (CUSIP Number of Class of Securities)
               --------------------------------------------------

SCOTT D. SPELFOGEL, ESQ.                           DOUGLAS S. KRUPP
BERKSHIRE REALTY COMPANY, INC.                     BERKSHIRE REALTY HOLDINGS, L.P.
ONE BEACON STREET, SUITE 1550                      ONE BEACON STREET, SUITE 1500
BOSTON, MASSACHUSETTS  02108                       BOSTON, MASSACHUSETTS  02108
(617) 574-8385                                     (617) 523-7722

          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

DAVID E. REDLICK, ESQ.                             JAMES M. DUBIN, ESQ.
KENNETH A. HOXSIE, ESQ.                            MICHELE R. JENKINSON, ESQ.
HALE AND DORR LLP                                  PAUL, WEISS, RIFKIND, WHARTON &
60 STATE STREET                                    GARRISON
BOSTON, MASSACHUSETTS 02109                        1285 AVENUE OF THE AMERICAS
(617) 526-6000                                     NEW YORK, NEW YORK 10019
                                                   (212) 373-3000

ROBERT A. WEIBLE, ESQ.                             GREGORY J. RESSA, ESQ.
SUZANNE K. HANSELMAN, ESQ.                         BRIAN M. STADLER, ESQ.
BAKER & HOSTETLER LLP                              SIMPSON THACHER & BARTLETT
NATIONAL CITY CENTER                               425 LEXINGTON AVENUE
SUITE 3200                                         NEW YORK, NEW YORK  10017
1900 EAST 9TH STREET                               (212) 455-2000
CLEVELAND, OHIO  44114
(216) 621-0200

ANTHONY J. COLLETTA, ESQ.
GERALD D. SHEPHERD, ESQ.
SULLIVAN & CROMWELL
125 BROAD STREET
NEW YORK, NEW YORK  10004
(212) 558-4000

                               Page 1 of 16 Pages

         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

         Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [ X]



                            Calculation of Filing Fee

--------------------------------------------------------------------------
                                                   Amount of Filing
Transaction Valuation*                             Fee
$536,493,116...................................... $107,299
--------------------------------------------------------------------------



* This amount is based upon a merger involving the cancellation of 37,371,785 shares of Common Stock at $12.25 cash per share and 2,737,000 shares of Preferred Stock at $28.75 per share. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $107,299.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:   $107,299                       Filing Party:  Berkshire Realty Company, Inc.

Form or registration No.:  Preliminary Schedule 14A      Date Filed:  June 23, 1999

                           Amendment No. 1 to
                           Preliminary Schedule 14A      Date Filed:  August 17, 1999

                           Amendment No. 2 to
                           Preliminary Schedule 14A      Date Filed:  August 30, 1999




         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Berkshire Realty Holdings, L.P., a Delaware limited partnership (the "Parent"), BRI Acquisition, LLC, a Delaware limited liability company (the "Acquiror"), Berkshire Realty Company, Inc., a Delaware corporation (the "Company"), Douglas S. Krupp, Aptco Gen-Par, L.L.C., a Delaware limited liability company ("Berkshire GP"), Aptco Holdings, L.L.C., a Delaware limited liability company ("Berkshire LP"), George Krupp, Blackstone Real Estate Partners III L.P., a Delaware limited partnership, and Whitehall Street Real Estate Limited Partnership XI, a Delaware limited partnership, in connection with the proposed merger of the Acquiror with and into the Company or, alternatively, the merger of the Company with and into the Parent (either such structure is hereinafter referred to as the "Merger"), pursuant to an Agreement and Plan of Merger, dated as of April 13, 1999 (as amended, the "Merger Agreement"), by and among the Company, the Parent and the Acquiror.



         Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, par value $.01 per share, of the Company issued and outstanding immediately prior to the Effective Time will be converted into $12.25 in cash, and each share of Series 1997-A Convertible Preferred Stock, $.01 par value per share, issued and outstanding immediately prior to the Effective Time, will be converted into $28.75, together with 115% of unpaid accrued dividends, in cash.


                               Page 2 of 16 Pages

         This Amendment No. 2 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a revised proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit 99.1. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Amendment No. 2 to Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


                              CROSS REFERENCE SHEET


ITEM NUMBER AND CAPTION IN                                 LOCATION IN THE
SCHEDULE 13E-3                                             PROXY STATEMENT
--------------                                             ---------------
1.       Issuer and Class of Security Subject to
         the Transaction

         (a)                                               "SUMMARY;" and "GENERAL -- The Company"

         (b)                                               COVER PAGE, "SUMMARY -- Voting Securities
                                                           and Votes Required;" and "INFORMATION
                                                           CONCERNING THE SPECIAL MEETING --
                                                           Record Date; Quorum; Outstanding Common
                                                           Stock and Preferred Stock Entitled to Vote"

         (c)                                               "COMMON STOCK MARKET PRICE
                                                           INFORMATION; DIVIDEND INFORMATION"

         (d)                                               "COMMON STOCK MARKET PRICE
                                                           INFORMATION; DIVIDEND INFORMATION"

         (e)                                               "COMMON STOCK MARKET PRICE
                                                           INFORMATION; DIVIDEND INFORMATION"

         (f)                                               *

2.       IDENTITY AND BACKGROUND                           "SUMMARY;" "GENERAL -- The Parent and the
                                                           Acquiror;" "MANAGEMENT OF THE
                                                           COMPANY;" "MANAGEMENT OF THE
                                                           PARENT AND THE ACQUIROR; GENERAL
                                                           PARTNERS OF THE PARENT;" "APPENDIX F;"
                                                           "APPENDIX G;" AND "APPENDIX H"

3.       PAST CONTACTS, TRANSACTIONS
         OR NEGOTIATIONS

         (a)(1)                                            "SPECIAL FACTORS -- Background of the
                                                            Merger;" "SPECIAL FACTORS -- Interest of
                                                            Certain Persons in Matters to be Acted
                                                            Upon;" and "CERTAIN RELATIONSHIPS AND
                                                            TRANSACTIONS"


                                          Page 3 of 16 Pages

ITEM NUMBER AND CAPTION IN                                 LOCATION IN THE
SCHEDULE 13E-3                                             PROXY STATEMENT
--------------                                             ---------------
         (a)(2)                                            "SPECIAL FACTORS -- Background of the
                                                           Merger;" "SPECIAL FACTORS -- Purpose and
                                                           Structure of the Merger;" "SPECIAL FACTORS --
                                                           Interests of Certain Persons in Matters to be
                                                           Acted Upon;" and "CERTAIN RELATIONSHIPS
                                                           AND TRANSACTIONS"

         (b)                                               "SPECIAL FACTORS -- Background of the
                                                           Merger;" "SPECIAL FACTORS -- Interests of
                                                           Certain Persons in Matters to be Acted
                                                           Upon;" and "CERTAIN RELATIONSHIPS AND
                                                           TRANSACTIONS"

4.       TERMS OF THE TRANSACTION

         (a)                                               "SUMMARY;" "SPECIAL FACTORS;" and "THE
                                                           MERGER"

         (b)                                               "SUMMARY;" "SPECIAL FACTORS;" and "THE
                                                           MERGER"

5.       PLANS OR PROPOSALS OF THE
         ISSUER OR AFFILIATE

         (a) - (g)                                         "SUMMARY -- Partnership Merger;" "SPECIAL
                                                           FACTORS -- Purpose and Structure of the
                                                           Merger;" "SPECIAL FACTORS -- Interest of
                                                           Certain Persons in Matters to be Acted Upon;"
                                                           "SPECIAL FACTORS -- Certain Consequences of
                                                           the Merger;" "SPECIAL FACTORS -- Plans for
                                                           the Company After the Merger;" "THE MERGER
                                                           -- The Merger;" and "THE MERGER --
                                                           Financing; Source of Funds"
6.       SOURCE AND AMOUNT OF FUNDS
         OR OTHER CONSIDERATION

         (a) - (c)                                         "SUMMARY -- Fairness Opinions;" "SUMMARY
                                                           -- Financing; Source of Funds;" "THE MERGER
                                                           -- Financing; Source of Funds;" and "THE
                                                           MERGER -- Fees and Expenses"

         (d)                                               *


                                          Page 4 of 16 Pages

ITEM NUMBER AND CAPTION IN                                 LOCATION IN THE
SCHEDULE 13E-3                                             PROXY STATEMENT
--------------                                             ---------------
7.       PURPOSE(S), ALTERNATIVES,
         REASONS AND EFFECTS

         (a) - (c)                                         "SUMMARY -- Purpose, Structure and Effects of
                                                           the Merger;" "SPECIAL FACTORS --
                                                           Background of the Merger;" "SPECIAL
                                                           FACTORS -- Purpose and Structure of the
                                                           Merger;" "SPECIAL FACTORS --
                                                           Recommendation of the Special Committee and
                                                           the Board of Directors; Fairness of the Merger;"
                                                           "SPECIAL FACTORS -- Opinions of the
                                                           Financial Advisors;" and "SPECIAL FACTORS --
                                                           Position of the Parent, the Acquiror and Certain
                                                           Affiliates"

         (d)                                               "SUMMARY -- Purpose, Structure and Effects of
                                                           the Merger;" "SUMMARY -- Potential Conflicts
                                                           of Interest of Officers and Directors of the
                                                           Company;" "SUMMARY -- Federal Income Tax
                                                           Consequences;" "SPECIAL FACTORS -- Purpose
                                                           and Structure of the Merger;" "SPECIAL
                                                           FACTORS -- Recommendation of the Special
                                                           Committee and the Board of Directors; Fairness
                                                           of the Merger;" "SPECIAL FACTORS -- Benefits
                                                           and Detriments to Nonaffiliated Stockholders;"
                                                           "SPECIAL FACTORS -- Interests of Certain
                                                           Persons in the Merger;" "SPECIAL FACTORS --
                                                           Certain Consequences of the Merger;"
                                                           "SPECIAL FACTORS -- Plans for the Company
                                                           After the Merger;" "SPECIAL FACTORS --
                                                           Material Federal Tax Consequences;" "SPECIAL
                                                           FACTORS -- Accounting Treatment;" and "THE
                                                           MERGER"

8.       FAIRNESS OF THE TRANSACTION

         (a) - (f)                                         "SUMMARY -- Recommendation of the Board of
                                                           Directors and the Special Committee;"
                                                           "INFORMATION CONCERNING THE SPECIAL
                                                           MEETING -- Vote Required;" "SPECIAL
                                                           FACTORS -- Background of the Merger;"
                                                           "SPECIAL FACTORS -- Purpose and Structure
                                                           of the Merger;" "SPECIAL FACTORS --
                                                           Recommendation of the Special Committee and
                                                           the Board of Directors; Fairness of the Merger;"
                                                           "SPECIAL FACTORS -- Position of the Parent,
                                                           the Acquiror and Certain Affiliates;" "SPECIAL
                                                           FACTORS -- Benefits and Detriments to
                                                           Nonaffiliated Stockholders;" "SPECIAL
                                                           FACTORS -- Opinions of Financial Advisors;"
                                                           "SPECIAL FACTORS -- Interests of Certain
                                                           Persons in the Merger; "APPENDIX B --
                                                           OPINION OF LAZARD," "APPENDIX C --
                                                           OPINION OF LEHMAN;" and "APPENDIX D --
                                                           OPINION OF PRUDENTIAL SECURITIES"


                                          Page 5 of 16 Pages

ITEM NUMBER AND CAPTION IN                                 LOCATION IN THE
SCHEDULE 13E-3                                             PROXY STATEMENT
--------------                                             ---------------
9.       REPORTS, OPINIONS, APPRAISALS
         AND CERTAIN NEGOTIATIONS

         (a) - (c)                                         "SPECIAL FACTORS -- Background of the
                                                           Merger;" "SPECIAL FACTORS --
                                                           Recommendation of the Special Committee and
                                                           the Board of Directors; Fairness of the Merger;"
                                                           "SPECIAL FACTORS -- Opinions of the
                                                           Financial Advisors;" "THE MERGER --Financing;
                                                           Source of Funds;" "ESTIMATED PROCEEDS
                                                           PER SHARE IN LIQUIDATION;" "APPENDIX B
                                                           -- OPINION OF LAZARD;" "APPENDIX C --
                                                           OPINION OF LEHMAN;" "APPENDIX D --
                                                           OPINION OF PRUDENTIAL SECURITIES;"
                                                           "APPENDIX I --SUMMARY INDEPENDENT
                                                           APPRAISAL;" and "APPENDIX J -- SUMMARY
                                                           PARENT APPRAISAL"

10.      INTEREST IN SECURITIES OF THE
         ISSUER

         (a)                                               "SECURITIES OWNERSHIP OF CERTAIN
                                                           BENEFICIAL OWNERS AND MANAGEMENT
                                                           OF THE COMPANY"

         (b)                                               "COMMON STOCK MARKET PRICE
                                                           INFORMATION; DIVIDEND INFORMATION"

11.      CONTRACTS, ARRANGEMENTS OR                        "SUMMARY;" "SPECIAL FACTORS -- Interests
         UNDERSTANDINGS WITH RESPECT                       of Certain Persons in Matters to be Acted
         TO THE ISSUER'S SECURITIES                        Upon;" "THE MERGER;" and "CERTAIN
                                                           RELATIONSHIPS AND TRANSACTIONS"

12.      PRESENT INTENTION AND
         RECOMMENDATION OF CERTAIN
         PERSONS WITH REGARD TO THE
         TRANSACTION

         (a) - (b)                                         "SUMMARY;" "INFORMATION CONCERNING
                                                           THE SPECIAL MEETING -- Vote Required;"
                                                           "SPECIAL FACTORS -- Background of the
                                                           Merger;" "SPECIAL FACTORS -- Purpose and
                                                           Structure of the Merger;" "SPECIAL FACTORS --
                                                           Recommendation of the Special Committee and
                                                           the Board of Directors; Fairness of the Merger;"
                                                           and "SPECIAL FACTORS -- Position of the
                                                           Parent and the Acquiror"

13.      OTHER PROVISIONS OF THE
         TRANSACTION

         (a)                                               "SUMMARY -- Appraisal Rights;" and "THE
                                                           MERGER -- Appraisal Rights"


                                          Page 6 of 16 Pages

ITEM NUMBER AND CAPTION IN                                 LOCATION IN THE
SCHEDULE 13E-3                                             PROXY STATEMENT
--------------                                             ---------------
           (b)                                             *

           (c)                                             *

14.      FINANCIAL INFORMATION

         (a)                                               "SELECTED FINANCIAL DATA OF THE COMPANY;"
                                                            and the Consolidated Financial Statements
                                                            of the Company included in the Proxy
                                                            Statement

         (b)                                               *

15.      PERSONS AND ASSETS EMPLOYED,
         RETAINED OR UTILIZED

         (a)                                               "INFORMATION CONCERNING THE SPECIAL
                                                           MEETING -- Proxy Solicitation;" "SPECIAL
                                                           FACTORS -- Background of the Merger;"
                                                           "SPECIAL FACTORS -- Plans for the Company
                                                           After the Merger;" and "THE MERGER --
                                                           Fees and Expenses"

         (b)                                               "INFORMATION CONCERNING THE SPECIAL
                                                           MEETING -- Proxy Solicitation;" "SPECIAL
                                                           FACTORS -- Opinions of the Financial
                                                           Advisors;" "THE MERGER -- Fees and
                                                           Expenses;" "APPENDIX B -- OPINION OF
                                                           LAZARD;" "APPENDIX C -- OPINION OF
                                                           LEHMAN;" and "APPENDIX D -- OPINION OF
                                                           PRUDENTIAL SECURITIES"

16.      ADDITIONAL INFORMATION                            The Proxy Statement, including the Appendices
                                                           thereto, and the Exhibits hereto

17.      MATERIAL TO BE FILED AS EXHIBITS

         (a) - (f)                                         Separately filed with this Schedule 13E-3.

      * The Item is inapplicable or the answer thereto is in the negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth in "SUMMARY;" and "GENERAL -- The Company" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth on the Cover Page of the Proxy Statement and in "SUMMARY -- Voting Securities and Vote Required;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Quorum; Outstanding Common Stock and Preferred Stock Entitled to Vote" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

                               Page 7 of 16 Pages

         (e) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.


         This Schedule 13E-3 is being filed by the Company, the Acquiror, the Parent, Douglas S. Krupp, Berkshire GP, Berkshire LP, George Krupp, Blackstone Real Estate Partners III L.P and Whitehall Street Real Estate Limited Partnership XI. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The information set forth in "SUMMARY;" "GENERAL --The Parent and the Acquiror;" "MANAGEMENT OF THE COMPANY;" "MANAGEMENT OF THE PARENT AND THE ACQUIROR; GENERAL PARTNERS OF THE PARENT;" "APPENDIX F;" "APPENDIX G;" and "APPENDIX H" in the Proxy Statement is hereby incorporated herein by reference.



         During the last five years, none of the Acquiror, the Parent, Berkshire GP, Berkshire LP, Douglas S. Krupp, George Krupp, Blackstone Real Estate Partners III L.P., Whitehall Street Real Estate Limited Partnership XI, nor any person controlling the Acquiror or the Parent, nor, to the best of their knowledge, any of the persons set forth in "MANAGEMENT OF THE COMPANY" and "MANAGEMENT OF THE PARENT AND THE ACQUIROR; GENERAL PARTNERS OF THE PARENT" in the Proxy Statement has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Interest of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.


         (b) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "SUMMARY;" "SPECIAL FACTORS ;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in "SUMMARY;" "SPECIAL FACTORS ;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) - (g) The information set forth in "SUMMARY -- Partnership Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in

                               Page 8 of 16 Pages

Matters to be Acted Upon;" "SPECIAL FACTORS -- Certain Consequences of the Merger;" "THE MERGER -- The Merger;" "SPECIAL FACTORS -- Plans for the Company After the Merger;" and "THE MERGER -- Financing and Source of Funds" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (c) The information set forth in "SUMMARY -- Fairness Opinions;" "SUMMARY --Financing; Source of Funds;" "THE MERGER -- Financing; Source of Funds;" and "THE MERGER --Fees and Expenses" in the Proxy Statement is hereby incorporated herein by reference.

         (d) Not Applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth in "SUMMARY -- Purpose, Structure and Effects of the Merger;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" and "SPECIAL FACTORS -- Position of the Parent, the Acquiror and Certain Affiliates" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in "SUMMARY -- Purpose, Structure and Effects of the Merger;" "SUMMARY -- Potential Conflicts of Interest of Directors and Officers of the Company;" "SUMMARY -- Federal Income Tax Consequences;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Benefits and Detriments to Nonaffiliated Stockholders;" "SPECIAL FACTORS -- Interests of Certain Persons in the Merger;" "SPECIAL FACTORS -- Certain Consequences of the Merger;" "SPECIAL FACTORS -- Plans for the Company After the Merger;" "SPECIAL FACTORS -- Material Federal Tax Consequences;" "SPECIAL FACTORS -- Accounting Treatment;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) - (f) The information set forth in "SUMMARY - Recommendation of the Board of Directors and the Special Committee;" "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Position of the Parent, the Acquiror and Certain Affiliates;" "SPECIAL FACTORS -- Benefits and Detriments to Nonaffiliated Stockholders;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "SPECIAL FACTORS --Interest of Certain Persons in the Merger;" "APPENDIX B -- OPINION OF LAZARD;" APPENDIX C --OPINION OF LEHMAN;" and "APPENDIX D -- OPINION OF PRUDENTIAL SECURITIES" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) - (c) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "THE MERGER -- Financing; Source of Funds;" "ESTIMATED PROCEEDS PER SHARE IN LIQUIDATION;" "APPENDIX B --OPINION OF LAZARD;" "APPENDIX C -- OPINION OF LEHMAN;" "APPENDIX D -- OPINION OF PRUDENTIAL SECURITIES;" "APPENDIX I -- SUMMARY INDEPENDENT APPRAISAL;" and "APPENDIX J -- SUMMARY PARENT APPRAISAL" in the Proxy Statement is hereby incorporated herein by reference.

                               Page 9 of 16 Pages

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "SUMMARY;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" "THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) - (b) The information set forth in "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" and "SPECIAL FACTORS --Position of the Parent and the Acquiror" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "SUMMARY -- Appraisal Rights" and "THE MERGER --Appraisal Rights" in the Proxy Statement is hereby incorporated herein by reference.

         (b) Not Applicable.

         (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The information set forth in "SELECTED FINANCIAL DATA OF THE COMPANY" in the Proxy Statement and the Consolidated Financial Statements of the Company included in the Proxy Statement are hereby incorporated herein by reference.

         (b) Not Applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Plans for the Company after the Merger;" and "THE MERGER -- Fees and Expenses" in the Proxy Statement is hereby incorporated by reference.

         (b) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "THE MERGER -- Fees and Expenses;" "APPENDIX B - OPINION OF LAZARD;" "APPENDIX C --OPINION OF LEHMAN;" and "APPENDIX D -- OPINION OF PRUDENTIAL SECURITIES" in the Proxy Statement is hereby incorporated by reference.


                               Page 10 of 16 Pages

ITEM 16. ADDITIONAL INFORMATION.

         The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


         2.1 -- Agreement and Plan of Merger, dated April 13, 1999, among the Company, the Parent and the Acquiror, as amended, which is incorporated herein by reference from Appendix A to the Proxy Statement.

         24 -- Power of Attorney of George Krupp, dated February 22, 1999, naming Douglas Krupp as attorney-in-fact.


         99.1 -- Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.


         99.2 -- Letter to Shareholders of the Company from David F. Marshall, President and Chief Executive Officer of the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.3 -- Notice of Special Meeting of the Shareholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.4 -- Fairness opinion, dated April 13, 1999, of Lazard Freres & Co. LLC, financial advisor to the Board of Directors, which is incorporated herein by reference from Appendix B to the Proxy Statement.

         99.5 -- Fairness opinion, dated April 13, 1999 of Lehman Brothers Inc., financial advisor to the Board of Directors, which is incorporated by reference from Appendix C to the Proxy Statement.

         99.6 -- Fairness opinion, dated April 13, 1999, of Prudential Securities Incorporated, financial advisor to the Special Committee, which is incorporated by reference from Appendix D to the Proxy Statement.

         99.7 -- Section 262 of the Delaware General Corporation Law, which is incorporated by reference from Appendix E to the Proxy Statement.

         99.8 -- Debt Commitment Letter, dated April 13, 1999, among the Parent, Whitehall Street Real Estate Limited Partnership XI and Blackstone Real Estate Acquisitions III.*

         99.9 -- Voting Agreement, dated April 13, 1999, between the Company and Douglas Krupp.*

         99.10 -- Agreement of Limited Partnership of Berkshire Realty Holdings, L.P., dated April 13, 1999, among Whitehall Street Real Estate Limited Partnership XI, WXI/BRH Gen-Par, L.L.C., Stone Street Real Estate Fund 1998, L.P., Bridge Street Real Estate Fund 1998, L.P., Stone Street WXI/BRH Corp., BRE/Berkshire LP L.L.C., BRE/Berkshire GP L.L.C., Aptco Holdings, L.L.C. and Aptco Gen-Par, L.L.C.*

         99.11 -- Letter Agreement, dated April 13, 1999, among the partners of Berkshire Realty Holdings, L.P.*

         99.12 -- Discussion Materials prepared for the Special Committee by Prudential Securities Incorporated dated April 13, 1999.*



         99.13 -- Discussion Materials prepared for the Board of Directors by Lazard Freres & Co. LLC dated April 13, 1999.*


                               Page 11 of 16 Pages

         99.14 -- Discussion Materials prepared for the Board of Directors by Lehman Brothers Inc. dated April 13, 1999.*

         99.15 -- Summary Independent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix I to the Proxy Statement.

         99.16 -- Summary Parent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix J to the Proxy Statement.

         99.17 Commitment Letter dated July 29, 1999 between Reilly Mortgage Group, Inc. and the Parent (the "Freddie Mac Commitment Letter").*



         99.18 Certificate Confirming Loan Amount, Interest Rate and Payment of Fees, delivered pursuant to the Freddie Mac Commitment Letter.*

-------------------------------
*   Previously Filed



                               Page 12 of 16 Pages

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 27, 1999


                                  BRI ACQUISITION LLC


                                  By /S/ DOUGLAS S. KRUPP
                                     --------------------------------------
                                         DOUGLAS S. KRUPP
                                         Authorized Signatory


                                  BERKSHIRE REALTY HOLDINGS, L.P.


                                  By /S/ DOUGLAS S. KRUPP
                                     --------------------------------------
                                         DOUGLAS S. KRUPP
                                         Authorized Signatory


                                  BERKSHIRE REALTY COMPANY, INC.


                                  By  /S/ DAVID F. MARSHALL
                                     --------------------------------------
                                          DAVID F. MARSHALL
                                          President and Chief Executive Officer


                                  APTCO GEN-PAR, L.L.C.


                                  By /S/ DOUGLAS S. KRUPP
                                     --------------------------------------
                                         DOUGLAS S. KRUPP
                                         Authorized Signatory


                                  APTCO HOLDINGS, L.L.C.


                                  By /S/ DOUGLAS S. KRUPP
                                     --------------------------------------
                                         DOUGLAS S. KRUPP
                                         Authorized Signatory


                                  DOUGLAS S. KRUPP


                                  /S/DOUGLAS S. KRUPP
                                     --------------------------------------






                               Page 13 of 16 Pages

                                  GEORGE KRUPP



                                  /S/DOUGLAS S. KRUPP
                                  --------------------------------------
                                  DOUGLAS S. KRUPP, attorney-in-fact for
                                  George Krupp



                                  BLACKSTONE REAL ESTATE PARTNERS III L.P.

                                  By:     BLACKSTONE REAL ESTATE
                                          ASSOCIATES III L.P., its general
                                          partner


                                  By:     BLACKSTONE REAL ESTATE
                                          MANAGEMENT ASSOCIATES III L.P., its
                                          general partner


                                  By:     BREA III, L.L.C., its general partner

                                          By  /s/ THOMAS J. SAYLAK
                                              ----------------------------
                                              THOMAS J. SAYLAK
                                              Authorized Signatory




                                  WHITEHALL STREET REAL ESTATE LIMITED
                                  PARTNERSHIP XI

                                          By:  WH Advisors, L.L.C. XI, its
                                               general partner

                                          By  /s/ KATHARINE LAUER
                                              ----------------------------
                                              KATHARINE LAUER
                                              Vice President






                               Page 14 of 16 Pages

                                  EXHIBIT INDEX

Exhibit
Number                                      Description
------                                      -----------

         2.1 -- Agreement and Plan of Merger, dated April 13, 1999, among the Company, the Parent and the Acquiror, as amended, which is incorporated herein by reference from Appendix A to the Proxy Statement.

         24 -- Power of Attorney of George Krupp, dated February 22, 1999, naming Douglas Krupp as attorney-in-fact.

         99.1 -- Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.2 -- Letter to Shareholders of the Company from David F. Marshall, President and Chief Executive Officer of the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.3 -- Notice of Special Meeting of the Shareholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.4 -- Fairness opinion, dated April 13, 1999, of Lazard Freres & Co. LLC, financial advisor to the Board of Directors, which is incorporated herein by reference from Appendix B to the Proxy Statement.

         99.5 -- Fairness opinion, dated April 13, 1999 of Lehman Brothers Inc., financial advisor to the Board of Directors, which is incorporated by reference from Appendix C to the Proxy Statement.

         99.6 -- Fairness opinion, dated April 13, 1999, of Prudential Securities Incorporated, financial advisor to the Special Committee, which is incorporated by reference from Appendix D to the Proxy Statement.

         99.7 -- Section 262 of the Delaware General Corporation Law, which is incorporated by reference from Appendix E to the Proxy Statement.

         99.8 -- Debt Commitment Letter, dated April 13, 1999, among the Parent, Whitehall Street Real Estate Limited Partnership XI and Blackstone Real Estate Acquisitions III.*

         99.9 -- Voting Agreement, dated April 13, 1999, between the Company and Douglas Krupp.*

         99.10 -- Agreement of Limited Partnership of Berkshire Realty Holdings, L.P., dated April 13, 1999, among Whitehall Street Real Estate Limited Partnership XI, WXI/BRH Gen-Par, L.L.C., Stone Street Real Estate Fund 1998, L.P., Bridge Street Real Estate Fund 1998, L.P., Stone Street WXI/BRH Corp., BRE/Berkshire LP L.L.C., BRE/Berkshire GP L.L.C., Aptco Holdings, L.L.C. and Aptco Gen-Par, L.L.C.*

         99.11 -- Letter Agreement, dated April 13, 1999, among the partners of Berkshire Realty Holdings, L.P.*

         99.12 -- Discussion Materials prepared for the Special Committee by Prudential Securities Incorporated dated April 13, 1999.*



         99.13 -- Discussion Materials prepared for the Board of Directors by Lazard Freres & Co. LLC dated April 13, 1999.*



         99.14 -- Discussion Materials prepared for the Board of Directors by Lehman Brothers Inc. dated April 13, 1999.*


                               Page 15 of 16 Pages

         99.15 -- Summary Independent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix I to the Proxy Statement.

         99.16 -- Summary Parent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix J to the Proxy Statement.

         99.17 Commitment Letter dated July 29, 1999 between Reilly Mortgage Group, Inc. and the Parent (the "Freddie Mac Commitment Letter").*



         99.18 Certificate Confirming Loan Amount, Interest Rate and Payment of Fees, delivered pursuant to the Freddie Mac Commitment Letter.*

-------------------------------
*   Previously Filed



                               Page 16 of 16 Pages